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         [BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC LETTERHEAD]



                                October 14, 2005


VIA OVERNIGHT DELIVERY
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United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Ladies and Gentlemen:

On behalf of Medical Properties Trust, Inc. (the "Company"), and pursuant to our discussion this afternoon, enclosed herewith is a memorandum from Goodwin Proctor LLP, as counsel to Wellington Management Company, LLP, relating to certain selling stockholders named in Amendment No. 3 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on October 13, 2005, File No. 333-121883 (the "Registration Statement"). Please do not hesitate to contact the undersigned or, in her absence, Thomas O. Kolb at (205) 250-8321, if you have any questions or comments relating to this correspondence.



                                   Very truly yours,

                                   /s/ Irene Graves
                                   -----------------
                                   Irene Graves


Enclosure

cc: Medical Properties Trust, Inc.
    Wellington Management Company, LLP





                                  [Letterhead]
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                                                [Goodwin Proctor LLP LETTERHEAD]
MEMORANDUM



To      Julie A. Jenkins
        Gina M. DiMento
                Wellington Management Company, LLP

From    Thomas J. LaFond

Date    October 13, 2005


We have prepared this memorandum at your request in connection with the review by the staff of the Securities and Exchange Commission ("SEC") of the registration statement on Form S-l1 (the "Registration Statement") of Medical Properties Trust (the "Registrant"). Certain investment advisory client accounts ("Client Accounts") advised by Wellington Management Company, LLP ("Wellington") are named as selling shareholders in the Registration Statement. The Registration Statement discloses the names of the Client Accounts and the fact that Wellington is the investment adviser to the Client Accounts.

We understand from discussions with counsel to the Registrant that, in the course of reviewing the Registration Statement, the SEC staff has orally requested a written explanation of the legal basis as to why the Registrant is not required to include, in the list of selling shareholders contained in the Registration Statement, the names of the natural persons with power to vote or to dispose of the securities offered for resale by the Client Accounts.

For the reasons set forth below, we do not believe that the requested disclosure is required under applicable law.

APPLICABLE LAW

Form S-l1 requires, among other things, disclosure of the matters covered by Regulation S-K, Item 507. Item 507 provides: "If security holders of a small business issuer are offering securities, name each selling security holder, state any position, office, or other material relationship which the selling security holder has had within the past three years with the small business issuer or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder before the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after the offering is complete."

Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the "1999 Interpretation") provides: "We were asked whether identification of an

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entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity. The company must identify in the registration statement the person or persons who have voting or investment control over the company's securities that the entity owns. Use Rule 13d-3 by analogy to make the determination."

The SEC's 1997 telephone interpretation 60 (Regulation S-K) provides: "The term "security holder", as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record."

ANALYSIS

On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation S-K should be disclosure of the "beneficial owners" of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under Section 13 of the Securities Exchange Act of 1934 and Rule 13d-l thereunder if the selling shareholders were subject to such reporting requirements. The appropriate filing form under Section 13 for a registered investment adviser such as Wellington is generally Schedule 13G. Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser. Accordingly, based on and subject to the foregoing, we do not believe Regulation S-K, Item 507 or the SEC staff's interpretations thereof require additional disclosure with respect to Wellington or the Client Accounts in the Registration Statement.

This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements. As we understand it, the suggestion has been made that the 1999 Interpretation requires Wellington (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts. Such a reading of that interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners. There is clearly no such intention or effect here: the Client Accounts own the subject shares, and are advised by Wellington, all as disclosed in the Registration Statement.

You may share this memorandum with counsel for the Registrant for the sole purpose of providing it to the SEC staff in connection with the resolution of the matters described above. Please do not hesitate to give me a call at the above number if you would like to discuss this analysis or if we can be of further assistance.


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